

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2022

Mark White
Chief Executive Officer
Nexalin Technology, Inc.
1776 Yorktown, Suite 550
Houston, TX 77056

> **Re: Nexalin Technology, Inc.**
> **Registration Statement on Form S-1**
> **Filed on January 4, 2022**
> **File No. 333-261989**

Dear Mr. White:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2021 letter.

Registration Statement on Form S-1 filed on January 4, 2022

Overview, page 3

1.　We note your response to prior comment 6 and your disclosure throughout the registration statement stating that "[w]hile [the Gen-1] device had been cleared by the FDA to treat anxiety and insomnia . . . [you] have voluntarily suspended marketing efforts on the Gen-1 device for treatment of anxiety or insomnia until a 510(k) application is approved by the FDA." Given that the FDA has not approved your 510(k) application and your disclosure on page 4 that "[a]nxiety and insomnia were reclassified as Class II devices and required a new application in the form of a special control trial, a summary version of a PMA, requiring safety data and mild efficacy response," please revise your disclosure here and throughout the registration statement to clarify that your decision to suspend marketing efforts on the Gen-1 device for the treatment of anxiety or insomnia is not currently voluntary or advise.

<u>Intellectual Property Matrix, page 83</u>

2.   We note your response to prior comment 7 and your revised disclosure on pages 82-85. Please revise further to explain why the expected expiration dates for the remaining pending applications are currently unknown.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at 202-551-3761 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Martin Siegel, Esq.